News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	August 20, 2026

Seabridge Gold Reports Gitxsan Government Has Called for Meaningful Consultation and Collaboration with Tsetsaut Skii km La Hax

Gitxsan Withdraw 2013 Letter Supporting the KSM Project Environmental Assessment

Toronto, Canada - Seabridge Gold Inc. ("Seabridge" or the "Company") (TSX:SEA) (NYSE:SA) reports that it has received a copy of a letter sent to the BC Environmental Assessment Office ("BCEAO") and others by the Gitxsan Huwilp Government ("GHG") calling on the Company and the BC Government to collaboratively and meaningfully consult with their neighbour, the Tsetsaut Ski km La Ha ("TSKLH"), in the "court ordered consultation process".  To show their support for TSKLH, GHG has withdrawn its September 4, 2013 letter of support for Seabridge's KSM Project issued during the Project's environmental assessment process.  In a subsequent statement by the GHG Co-Chairs, they indicated that the letter is withdrawn until they see proper treatment of TSKLH.

The court ordered process to which GHG refers is the BC Supreme Court decision released on June 8, 2026 in which the Court found that the BCEAO did not fulfil its duty to consult TSKLH in respect of the BCEAO determination that the KSM Project had been "substantially started", and ordered the BCEAO to further consult TSKLH by giving them 90 days "to present written submissions addressing the question of whether the [KSM Project] was substantially started".  (See news release of June 8, 2026 here) After this period of consultation the BCEAO will reconsider its decision.  The Company is supportive of a proper consultation process by the BCEAO.  This process is currently underway and  the deadline for TSKLH to provide its written submissions to BCEAO is September 28, 2026.

TSKLH has been clear that, at this time, TSKLH is seeking consultation on the KSM Project's tailings management facility ("TMF") (which TSKLH have referred to as a "52-storey-deep toxic waste dump").  TSKLH were given extensive opportunity, fully funded by Seabridge, for full consultation in respect of the TMF at a more conceptual level during the KSM Project environmental assessment review process, which ended in 2014 with approval of the KSM Project, including the TMF.  In her decision, the judge stated, "the jurisprudence establishes [a process for considering whether a project is substantially started] is not an opportunity for the TSKLH to revisit decisions of the past."

Beyond the current consultation process being undertaken by BCEAO, TSKLH will have a further opportunity to be consulted on the technical details of the TMF as part of a future permitting process to authorize construction of the TMF.  The TMF design has been studied at length and its design is subject to ongoing oversight by the Company's Independent Geotechnical Review Board made up of leading experts in the engineering disciplines critical to its design and performance.  It is being designed to meet the highest industry standards.

At the heart of TSKLH's dissatisfaction regarding consultation by the Crown is their assertion that the area in which the TMF is located on TSKLH's exclusive territory.  However, the same territory is widely recognized as part of the traditional territory of the Tahltan Nation and falls within the "Nass Area" under the terms of the Nisga'a Final Agreement, thereby giving the Nisga'a Nation treaty rights in the area.  The Company has engaged in extensive efforts to collaborate with each of TSKLH, the Tahltan Nation and the Nisga'a Nation and include them in the benefits of the KSM Project.  The Company has signed agreements with each of the Nisga'a Nation and Tahltan Nation and their businesses are actively involved in work ongoing at the KSM Project.  While TSKLH businesses have also been involved in work at the KSM Project, unfortunately the Company's approach of respecting the established rights and recognized traditional territory of other Indigenous nations to this area together with TSKLH's insistence that the Company treat them as exclusive owners of this territory has made our relationship with TSKLH challenging.

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada

416-367-9292   www.seabridgegold.com

The Company's relationship with the GHG has been respectful and good and the Company is committed to addressing the concerns the GHG raised in its recent letter.

The Company is encouraged that TSKLH have been clear that TSKLH is not anti-development and is willing to engage and collaborate with Seabridge in respect of the KSM Project.  We look forward to this collaboration.

KSM's economic benefits to the surrounding community and the Province are significant and continue to increase. More than $1.4 billion has been invested to date to responsibly advance the KSM Project, including more than $650 million since 2021, making the Project a significant economic driver for northwest British Columbia and Canada. Indigenous businesses are directly benefiting from participation in KSM's development, with Seabridge awarding approximately $515 million in contracts to Indigenous-affiliated businesses over the past four years, including TSKLH and Gitxsan companies.

About Seabridge Gold

Seabridge Gold holds a 100% interest in several North American gold projects. Its principal assets are the KSM and Bronson Corridor projects in British Columbia's Golden Triangle. Additional projects include Snowstorm in Nevada's Getchell Gold Belt, and the 3 Aces project in the Yukon.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair & C.E.O.

For further information, please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email:  info@seabridgegold.com